EXHIBIT 4.1
DESCRIPTION OF CAPITAL STOCK
General
The following summary description of our capital stock is qualified in its entirety by our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of the Delaware General Corporation Law, or DGCL. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019 and on file with the Securities and Exchange Commission, or SEC.
Authorized Capital Stock
Our authorized capital stock consists of 200 million shares of Common Stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share.
Common Stock
Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our Common Stock do not have cumulative voting rights.
Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in our assets legally available for distribution to our stockholders.
Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.
The holders of our Common Stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.
Preferred Stock
Our Amended and Restated Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.
Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
Amended and Restated Certificate of Incorporation and Amended and Restated By-laws
Certain provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to discourage certain types of transactions that may involve an actual or threatened change of control.
Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation permits us to issue, without any further vote or action by the stockholders, up to five million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.
No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.
Special Stockholder Meetings. Under our Amended and Restated By-laws, only the chairman of our Board or a majority of the members of our Board are able to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments or other agreements the value of or return on which is based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, including any arrangements or understandings between the nominating stockholder and the nominee, in the case of a director nomination, a representation that such stockholder is a holder of record of our Common Stock as of the date of the notice and a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business, and, if such stockholder intends to solicit proxies, a representation to that effect.
Delaware Takeover Statute
Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See “Risk Factors—Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could affect the trading price of the Common Stock.”
Stockholder Rights Plan
On March 25, 2020, our Board of Directors adopted a stockholder rights plan (the “Rights Agreement”). The Rights Agreement is designed to reduce the likelihood that a potential acquirer would gain control of the Company by open market accumulation or other tactics without paying an appropriate premium for all of the Company’s shares. Under the plan, each share of our common stock issued on or after April 10, 2020 and before the occurrence of the events referred to in the next sentence is accompanied by the right described in the next sentence. Each right entitles stockholders to buy, upon occurrence of certain events, one one-thousandth of a share of a new series of participating preferred stock, Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $20.00 per one-one thousandth of a Preferred Share, subject to adjustment as provided in the stockholder rights plan. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 10% or more of our common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 10% or more of our common stock, subject to certain exceptions. Under certain circumstances the rights are redeemable at a price of $0.01 per right. Unless earlier exchanged, redeemed, amended or exercised, the rights will expire on the close of business on December 31, 2020.
On July 13, 2020, the Company entered into the First Amendment to Rights Agreement (the “Amendment”), that amends the Rights Agreement. The Amendment makes certain modifications to the Rights Agreement that give the Board of Directors of the Company authority to grant certain exemptions under the Rights Agreement in the Board of Directors’ sole discretion, which exemptions may be granted by resolution of the Board of Directors in whole or in part, and may be subject to limitations or conditions to the extent the Board of Directors determines, in its sole discretion, necessary or desirable. The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment attached to this Annual Report on Form 10-K as Exhibit 4.3 and incorporated herein by reference.

This foregoing description is only a summary, and is not complete, is qualified in its entirety by reference to, and should be read together with, the Rights Agreement and the Amendment, which are attached as exhibits to the Annual Report on Form 10-K, which this exhibit is a part, and are incorporated herein by reference.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “BNED.”
Transfer Agent and Registrar.
The Transfer Agent and Registrar for the Class A common stock is Computershare Trust Company, N.A.